Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

Three Months Ended
March 31, 2017
Earnings
Loss from continuing operations before provision for income taxes	$(176)
Income from equity investees	(3)
Distributed income from equity investees	2
Interest and amortization of deferred finance costs	229
Amortization of capitalized interest	5
Implicit rental interest expense	27

Total Earnings	$84

Fixed Charges
Interest and amortization of deferred finance costs	$229
Capitalized interest	3
Implicit rental interest expense	27

Total Fixed Charges	$259

Ratio of Earnings to Fixed Charges	*

*	For the three months ended March 31, 2017, earnings were insufficient to cover fixed charges by approximately $175 million.